FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 17, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Press release dated August 17, 2015 – Cellcom Israel Ltd. Announces Annual General Meeting of Shareholders

2.	Notice of the 2015 Annual General Meeting of Shareholders dated August 17, 2015 – Proxy Statement

ITEM 1

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, August 17, 2015 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, October 7, 2015, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Thursday, September 3, 2015.

The agenda of the Meeting is as follows:

(1-2)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(3)	approval of an option grant to our CEO, Mr. Nir Sztern;

(4)	approval of the renewal and amendment of our management services agreement with Discount Investment Corporation Ltd.;

(5)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(6)	consideration of our audited financial statements for the year ended December 31, 2014.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1-2 and 5 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Items 3 and 4 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the matter voted at the meeting vote in favor of the proposed resolution; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the proposed resolution does not exceed 2% of the aggregate voting rights in the Company.

Item 6 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about September 10, 2015, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.848 million subscribers (as at June 30, 2015) with a broadrange of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad, additional services in the areas of music, video, mobile office etc. and most recently - also television over the internet service in Israel, based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

ITEM 2

CELLCOM ISRAEL LTD.

NOTICE OF THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, October 7, 2015, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1-2)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(3)	approval of an option grant to our CEO, Mr. Nir Sztern;

(4)	approval of the renewal and amendment of our management services agreement with Discount Investment Corporation Ltd.;

(5)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(6)	consideration of our audited financial statements for the year ended December 31, 2014.

Shareholders of record at the close of business on Thursday, September 3, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform ("MAGNA") of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi Stadler

VP Legal and Corporate Secretary

Dated: August 17, 2015

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2015 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, October 7, 2015, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1-2)	re-election of Shlomo Waxe and Ephraim Kunda as directors;

(3)	approval of an option grant to our CEO, Mr. Nir Sztern;

(4)	approval of the renewal and amendment of our management services agreement with Discount Investment Corporation Ltd.;

(5)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(6)	consideration of our audited financial statements for the year ended December 31, 2014.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 24, 2015.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on Thursday, September 3, 2015 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about September 10, 2015 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On July 31, 2015, 100,584,490 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel. We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise significant influence over us. In this context, holding 25% or more of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2014 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 16, 2015, or our 2014 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify that his, her or its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Since it is highly unlikely that any of the Company’s shareholders has lost the right to vote his, her or its Ordinary Shares pursuant to the Company’s licenses, and to avoid confusion, the enclosed form of proxy includes a certification that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses. If your holdings of Ordinary Shares do so contravene, then you are not entitled to vote such shares and you should not sign or send the form of proxy. If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Currency

Our financial statements are denominated in New Israeli Shekels ("NIS"). On August 12, 2015, the representative rate of exchange published by the Bank of Israel was NIS 3.815 to US$ 1.00.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of July 31, 2015, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of June 30, 2015. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The definition of beneficial ownership under the SEC rules differs from the definition of share ownership under Israeli law. The percentage of beneficial ownership for the following table is based on 100,584,490 ordinary shares outstanding as of July 31, 2015. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

DiscDiscount Investment Corporation Ltd., or DIC*	45,433,082	45.17%
Psagot Investment House Ltd.**	6,782,928	6.74%
Directors and executive officers as a group (18 persons)***	216,651	0.22%

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* DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB. Includes 29,832,227 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.39% of our issued and outstanding shares, held by two  shareholders whose voting rights are vested in DIC. Does not include a total of 1,591,973 ordinary shares (representing approximately 2% of our issued and outstanding shares) held as of June 30, 2015 for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of IDB.

To our best knowledge, as of July 31, 2015, IDB, a public Israeli company traded on the Tel Aviv Stock Exchange, was controlled (indirectly) by Mr. Eduardo Elsztain and Mr. Mordechay Ben-Moshe (through companies controlled by them), as follows:

Dolphin Netherlands B.V., a company incorporated in the Netherlands, or Dolphin Netherlands, owns 48.98% of the outstanding shares of IDB; Dolphin Fund Limited, an investment fund incorporated in Bermuda, or Dolphin Fund, owns 0.02% of the outstanding shares of IDB; and Inversiones Financieras Del Sur S.A., a private company registered in Uruguay, or IFISA, owns 17.73% of the outstanding shares of IDB. Dolphin Netherlands. Dolphin Fund and IFISA (which hold in aggregate 66.73% of the outstanding shares of IDB) are indirectly controlled by Eduardo Elsztain. Mr. Elsztain is the Chairman of each of the boards of directors of IDB and DIC. Alejandro Elsztain, the brother of Eduardo Elsztain, is an alternate director of Eduardo Elsztain in DIC.

C.A.A. Extra Holdings Ltd., a privately held company incorporated in Israel, or C.A.A. Extra, owns 13.99% of the outstanding shares of IDB. C.A.A. Extra is wholly owned directly by Mr. Mordechay Ben-Moshe. Mr. Ben-Moshe is a director of IDB.

Companies controlled by Mr. Elsztain and Mr. Ben-Moshe have entered into a shareholders agreement with respect to their ownership of shares of IDB, for the purpose of maintaining and exercising control of IDB as a group. The term of the shareholders agreement expires on May 8, 2021.

As a result of a rights offering effected by IDB in February 2015, the holdings of companies controlled by Eduardo Elsztain increased from 31.26% to approximately 61.5% of the outstanding shares of IDB, while the holdings of C.A.A. Extra decreased from 31.26% to approximately 16.2% of the outstanding shares of IDB. Thereafter, IDB announced that in light of provisions in the afore-mentioned shareholders agreement (including a provision that allows either party that holds 5% of IDB's outstanding shares more than the other party to dictate how the other party must vote its shares and a provision regarding the composition of the board of directors of IDB), there may be changes in the control structure of IDB and changes to the composition of its board of directors. Companies controlled by Eduardo Elsztain demanded from C.A.A. Extra that such changes be implemented (which would cause them to become the dominant controlling shareholders of IDB), and C.A.A. Extra is contesting such changes and has demanded to purchase IDB shares from companies controlled by Eduardo Elsztain (which would cause it to become the dominant controlling shareholder of IDB). In April 2015, the controlling shareholders of IDB announced that they have reached an agreement about conducting arbitration between them and about the identity of the arbitrator, and the arbitration process began in May 2015.

In May and June 2015, IDB announced that C.A.A. Extra exercised its buy-sell deadlock resolution clause with companies controlled by Eduardo Elsztain, that there is a legal dispute between the parties regarding the exercise notice (including which party is entitled under it to buy the other's IDB shares) and that the disputes between them are expected to be resolved in the context of the arbitration proceeding being conducted by them.

Based on the foregoing, IDB (by reason of its control of DIC), companies controlled by Eduardo Elsztain (as described above) and C.A.A. Extra (by reason of their control of IDB), Eduardo Elsztain and Mordechay Ben-Moshe may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB for others.

According to the Law for the Promotion of Competition and the Mitigation of Concentration, IDB and DIC have until December 2019 to cause us to cease being a third layer company in their pyramidal structure.  IDB and DIC have announced their intention to review possible ways to achieve this goal without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private. There can be no assurance how or when this would occur, if at all. For information about the Concentration Law, see the risk factor in Item 3.D of our 2014 Annual Report entitled "Recent legislation in Israel affecting corporate conglomerates could adversely affect us."

** Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 18, 2015, it has shared dispositive power with respect to 6,782,928 shares and shared voting power with respect to 4,150,738 shares.

*** Includes 162,004 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following June 30, 2015, and 54,647 ordinary shares held by Mr. Ami Erel as of June 30, 2015.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2014, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our 2014 Annual Report.

AGENDA OF THE 2015 ANNUAL GENERAL MEETING

Items 1 - 2 – Re-election of Directors

Our Board of Directors is currently comprised of six directors - Ami Erel (Chairman), Ari Bronshtein, Shlomo Waxe, Ephraim Kunda, Ronit Baytel and Joseph Barnea.

At the Meeting, the shareholders will be asked to re-elect each of Shlomo Waxe and Ephraim Kunda to our Board of Directors to serve until the next Annual General Meeting or their earlier resignation or removal from this office.

Mr. Shlomo Waxe and Mr. Efraim Kunda have been designated as "independent directors" under the Israeli Companies Law, 1999 (the "Companies Law"). Mr. Shlomo Waxe is currently serving his tenth year as a director. Our Audit Committee and our Board of Directors have recommended the re-election of Mr. Waxe as an independent director for an additional term until our next annual general meeting of shareholders due to Mr. Waxe's expertise and extensive and in-depth knowledge and familiarity with the communications field (both its technical and regulatory aspects), his business experience (as summarized below) and his knowledge of the Company. In light of Mr. Waxe's significant contributions to the Company over the past nine years, specifically with regards to major decisions made by the Company regarding its technological capabilities as well as the day-to-day technological aspects of our operation, the Audit Committee and Board of Directors believe that Mr. Waxe's continued service as a director is in the best interests of the Company.

Mr. Shlomo Waxe and Mr. Efraim Kunda qualify as “independent directors” under the rules of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanex-Oxley Act") applicable to audit committee members and under the rules of the New York Stock Exchange. These nominees have been approved by our Board of Directors.

If elected, each nominee will be entitled to remuneration equal to that paid to our external directors, in accordance with the regulations promulgated under the Companies Law, as approved by the Company's compensation committee, board of directors and shareholders in September 2013. Specifically, each of our external directors is paid the maximum amount of compensation payable to an external director of a dual-listed company under the applicable law and regulations, which is in the amount of NIS 115,400 per year and NIS 3,470 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli Consumer Price Index for December 2007. As of August 12, 2015, after giving effect to the CPI adjustments, these amounts equaled approximately NIS 134,580 (approximately $35,277) per year and approximately NIS 4,050 (approximately $1,062) per meeting. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors based on the Company's compensation policy, as approved by the Company's compensation committee, board of directors and shareholders in September 2013.

Each of our current external directors, Ronit Baytel and Joseph Barnea, was elected for a third three-year term to our board of directors at our 2013 Annual General Meeting of Shareholders. Each of their current terms will expire on May 8, 2016.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our cellular license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. Accordingly, as its appointees to our Board of Directors, DIC has designated Ami Erel and Ari Bronshtein as of September 2014 and August 2012, respectively, and their appointment as our directors does not require approval of the shareholders at the Meeting.

A brief biography of each nominee is set forth below:

Shlomo Waxe has served as a member of our Board of Directors since 2006. Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006. From 2002 to 2005, he worked in the field of communications management and consultancy. From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd. From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil. From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications. From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the board of directors of C. Mer Industries Ltd. Until 2009 he served as a board member of Shrem, Fudim – Technologies Ltd., and until May 2012 he served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

1. "RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately."

2. "RESOLVED, that Ephraim Kunda be re-elected to the Board of Directors of the Company, effective immediately."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 –Approval of an option grant to our CEO

The Israeli Companies Law, as amended in 2013, imposes new approval requirements for the compensation of office holders. A public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order, and in general, all office holders’ terms of compensation must comply with the company's compensation policy although it is not intended to apply nor deemed to amend compensation terms existing prior to its approval. A compensation policy is required to be approved every three years.

In addition, the compensation terms of directors, the chief executive officer, or CEO, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Our compensation policy was approved by our compensation committee, board of directors and subsequently our shareholders in September 2013. For additional details as to our compensation policy please see "Item 6. Directors, Senior Management and Employees – B. Compensation - Compensation Policy" of our 2014 Annual Report.

In August 2015, our compensation committee and our board of directors resolved to grant 2,660,000 options under our 2015 Share Incentive Plan (for additional details please see "Item 6. Directors, Senior Management and Employees – E. Share Ownership – 2015 Share Incentive Plan" in our 2014 Annual Report) to certain non-director officers and senior employees, including 525,000 options to Mr. Sztern, our CEO, at an exercise price of US$ 6.68 (or, subject to the approval of the Israeli Tax Authority – NIS 25.65) per share (for additional details please see our immediate report on Form 6-K dated August 13, 2015 under "Other developments during the second quarter of 2015 and subsequent to the end of the reporting period – Option grant"). Mr. Sztern's grant is subject to shareholder approval in accordance with the Israeli Companies Law. The options granted will vest in three equal installments on the first, second and third anniversaries of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised within 18 month from their vesting. We will record the total sum of approximately NIS 2.6 million as a compensation expense related to Mr. Sztern's grant, over the vesting period (2015 – 2018).

The option grant to Mr. Sztern is in line with our compensation policy, both with regards to the compensation mix and the award terms, including the vesting period, exercise price, value of the grant and maximum dilution of our shareholders.

Subject to shareholder approval of the option grant, Mr. Stern's annual compensation package will include the following: base salary and other benefits (based on his actual compensation for the first seven months of 2015 and his estimated compensation for the balance of the year) – NIS 1.95 million; cash bonus (based on 2015 target bonus ) – NIS 1.1 million; and equity based award (based on B&S model and spread linearly over the vesting period) - 0.9 million. For additional details, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and director Compensation" and "- Employment Agreement of Nir Sztern" in our 2014 Annual Report.

According to a peer group analysis conducted in March 2015 by the Company's independent consultant, a leading expert in the field of executive compensation, which included a benchmark of 23 companies, including telecommunications companies and companies operating in other markets whose characteristics, such as nature of operations and revenue levels, are similar to ours, both Mr. Stern's proposed option grant and his compensation package are below the median of our peer group of companies.

At the Meeting, our shareholders will be asked to approve the option grant to Mr. Sztern.

Required Approval

The approval of compensation terms of a CEO requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the matter voted at the meeting vote in favor of the proposed resolution; or (ii) the total number of shares among the shareholders described in section (i) above voted against the election of the proposed resolution does not exceed 2% of the aggregate voting rights in the Company. According to the Companies Law, a “personal interest” of a shareholder generally (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a controlling shareholder of the Company or has a personal interest in the matter. Otherwise, the shareholder is not eligible to vote on this proposal.  Since it is highly unlikely that any of the Company’s public non-Israel shareholders is a "controlling shareholder" of the Company or has a "personal interest" in this matter, and to avoid confusion, the enclosed form of proxy includes a certification that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you are unable to make this certification, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name", please instruct the representative managing your account to contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of written ballot that we will file via MAGNA or on their electronic voting card, as the case may be.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the grant of options to Mr. Sztern, as described in the Proxy Statement relating to the Meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Approval of the Renewal and Amendment of our Management Services Agreement with Discount Investment Corporation Ltd.

In September 2006, our Audit Committee, Board of Directors and shareholders approved our entering into a management services agreement with DIC, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy, in consideration of NIS 2.0 million (plus VAT) per year, adjusted for changes in the Israeli Consumer Price Index, or CPI, since June 2006. In 2014, our payment for such management services amounted to approximately NIS 2.2 million (currently equivalent to $576,671) (excluding VAT). We pay the consideration in two installments, on June 30 and December 31 of each year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the services include provision of employees and officers of DIC, its affiliates and its subsidiaries to be directors of the Company. The management services agreement provides that we are not required to pay any additional consideration to DIC, any of our directors who are employees or directors of DIC or any of its subsidiaries, or our Chairman of the Board, for their services on our Board of Directors. The term of the agreement was for a period of one year, and is automatically renewed for additional one year terms unless either party provides 60 days' notice of termination prior to the end of the then-current term.

In accordance with the Companies Law, a management agreement with a controlling shareholder cannot continue beyond a three-year period unless it is re-approved by the audit committee, board of directors and shareholders, in such order. The approval provided by our shareholders in our 2011 annual shareholder meeting expired on December 31, 2014. In August 2015, our Audit Committee and Board of Directors approved an amendment to the management services agreement, pursuant to which the services would be provided to us by our Chairman of the Board and any additional directors who are employees or directors of DIC or any of its subsidiaries (excluding the Company), and the annual consideration for DIC management services would be equal to the director's fees (both the annual fee and the meeting attendance fee) paid to our external and independent directors, as detailed in Item 1 above, for each director that DIC nominates or proposes to our Board of Directors, but no more than five directors. Currently, our Board of directors includes two directors nominated by DIC (including our Chairman).

Our Audit Committee and Board of Directors have reviewed the management services agreement with DIC and approved the amendment and renewal of the agreement for three consecutive years beginning as of the date of the Meeting, retroactively from January 1, 2015.

At the Meeting, the shareholders will be asked to approve the foregoing amendment and renewal of the management services agreement.

Required Approval

The approval of the proposed resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed 2% of the outstanding voting power in the Company. See Item 3 under "Required Approval" for a discussion of personal interests and voting procedures.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment and renewal of the management services agreement dated September 10, 2006, between the Company and DIC, as described in the Proxy Statement relating to the Meeting, for up to three consecutive years commencing as of the date of the Meeting, and approve such management services payment will be paid retroactively from January 1, 2015."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 – Reappointment of Independent Auditors

At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our board of directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors. Such fees for the past fiscal year are disclosed under Item 16C of our 2014 Annual Report and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the 2016 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 - Consideration of the 2014 Financial Statements

Our audited financial statements for the year ended December 31, 2014 are included in our 2014 Annual Report. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public on the SEC's website at http://www.sec.govand on our website at http://investors.ircellcom.co.il/sec.cfm. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2015 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than August 24, 2015. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than September 2, 2015.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than September 27, 2015. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors,

Liat Menahemi Stadler

VP Legal and Corporate Secretary

Dated: August 17, 2015

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	August 17, 2015	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary